                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ACTIVE POWER, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

                Delaware                                    74-2961657
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(State of Incorporation or Organization)       (IRS Employer Identification No.)

11525 Stonehollow Drive, Suite 110, Austin, Texas                       78758
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(Address of Principal Executive Offices)                              (Zip Code)

         If this form relates to the                        If this form relates to the
         registration of a class of securities              registration of a class of securities
         pursuant to Section 12(b) of the                   pursuant to Section 12(g) of the
         Exchange Act and is effective pursuant             Exchange Act and is effective pursuant
         to General Instruction A.(c), please               to General Instruction A.(d), please
         check the following box.[ ]                        check the following box.[X]

Securities Act registration statement file number to which this form relates:
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                  (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                       Name of Each Exchange on Which
       to be so Registered                       Each Class is to be Registered
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Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Right
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                                (Title of Class)

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                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.
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         On December 13, 2001, the board of directors of Active Power, Inc. declared a dividend of one preferred share purchase right for each outstanding share of its common stock. The dividend is payable on December 26, 2001 to the stockholders of record at the close of business on that date. Each right entitles the registered holder to purchase from the Company a unit of one one-thousandth of a share of its Series A Junior Participating preferred stock (the "Series A preferred stock"), at a price of $40,000 per unit. The description and terms of the rights are set forth in a Rights Agreement, dated as of December 13, 2001 (the "Rights Agreement"), between the Company and EquiServe Trust N.A. as rights agent.

         Until the earlier to occur of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days (or such later date as may be determined by action of the Company's board of directors prior to such time as any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding common stock (the earlier of such dates is the distribution date), the rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by the common stock.

         The Rights Agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after the record date, upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates of common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificates alone will evidence the rights.

         The rights are not exercisable until the distribution date. The rights will expire at the close of business on December 26, 2011 unless that final expiration date is extended or unless the rights are earlier redeemed or exchanged by the company, in each case as described below.

         The purchase price payable, and the number of units of Series A preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock, (ii) upon the grant to holders of the units of Series A preferred stock of certain rights or warrants to subscribe for or purchase units of Series A preferred stock at a price, or securities convertible into units of Series A preferred stock with a conversion price, less than the then current market price of the units of Series A preferred stock or (iii) upon the distribution to holders of the units of Series A preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series A preferred stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding rights and the number of units of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

        Shares of Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the shares of Series A preferred stock will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A

                                       1.

preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights, the value of each unit of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

         If, after the rights become exercisable, the company is acquired in a merger or other business combination transaction with an acquiring person or one of its affiliates, or 50% or more of the company's consolidated assets or earning power are sold to an acquiring person or one of its affiliates, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

         If any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding shares of common stock, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will have the right to receive upon exercise that number of shares of common stock or units of Series A preferred stock (or cash, other securities or property) having a market value of two times the exercise price of the right.

         At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of common stock and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the board of directors of the company may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio per unit of Series A preferred stock equal to the purchase price divided by the then current market price per unit of Series A preferred stock on the earlier of (i) the date on which any person becomes an acquiring person and (ii) the date on which a tender or exchange offer is announced which, if consummated, would result in the offeror being the beneficial owner of 15% or more of the shares of common stock then outstanding.

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of Series A preferred stock will be issued (other than fractions which are integral multiples of one hundred-thousandth of a share of Series A preferred stock, which may, at the election of the company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the units of Series A preferred stock on the last trading day prior to the date of exercise.

         At any time on or prior to the earlier of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons acquire beneficial ownership of 15% or more of the outstanding common stock (unless the board of directors extends the ten-day period) or (ii) the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer that would result in the bidder's beneficial ownership of 15% or more of the shares of common stock, the board of directors of the company may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The rights are also redeemable under other circumstances as specified in the Rights Agreement.

         The terms of the rights may be amended by the board of directors of the company without the consent of the holders of the rights except that from and after a distribution date no amendment may adversely affect the interests of the holders of the rights.

         Until a right is exercised, the holder of a right will have no rights by virtue of ownership as a stockholder of the company, including, without limitation, the right to vote or to receive dividends.

                                       2.

         The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the company on terms not approved by the company's board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by the company at the redemption price prior to the occurrence of a distribution date.

         The Rights Agreement, specifying the terms of the rights, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.
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2.1(*) Certificate of Designation for Series A Junior Participating Preferred Stock (included in exhibit 4.1 below).

4.1(*) Rights Agreement, dated as of December 13, 2001, between the Company and EquiServe Trust N.A., which includes the form of Certificate of Designation for the Series A Junior Participating preferred stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A preferred stock as Exhibit C.

(*) Previously filed as an Exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2001, and incorporated herein by reference.

                                       3.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            ACTIVE POWER, INC.

Date:  December 14, 2001                    By:  /s/ Joseph F. Pinkerton, III
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                                                     Joseph F. Pinkerton, III
                                                     President and Chief
                                                     Executive Officer

                                  EXHIBIT INDEX

Exhibit
Number                          Document Description
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2.1(*) Certificate of Designation for Series A Junior Participating Preferred Stock (included in exhibit 4.1 below).

4.1(*) Rights Agreement, dated as of December 13, 2001, between the Company and EquiServe Trust N.A., which includes the form of Certificate of Designation for the Series A Junior Participating preferred stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A preferred stock as Exhibit C.

(*) Previously filed as an Exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2001, and incorporated herein by reference.